Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Number 333-253293

Ford Motor Credit Company LLC

Final Term Sheet

4.950% Notes due 2027

Issuer:	Ford Motor Credit Company LLC

Trade Date:	March 23, 2022

Settlement Date:	March 28, 2022 (T+3)

Stated Maturity:	May 28, 2027

Principal Amount:	$1,500,000,000

Interest Rate:	4.950%

Benchmark Treasury:	1.875% due February 28, 2027

Benchmark Treasury Yield and Price:	2.333%; 97-28

Yield to Maturity:	4.950%

Price to Public:	99.987% of principal amount plus accrued interest from March 28, 2022

Underwriting Discount:	0.750%

Net Proceeds (Before Expenses) to Issuer:	$1,488,555,000 (99.237%)

Interest Payment Dates:	Semi-annually on each May 28 and November 28, beginning November 28, 2022 (long first coupon)
Redemption Provision:

Make-Whole Call: Prior to April 28, 2027 (one month prior to maturity date), at greater of par and make-whole at discount rate of Adjusted Treasury Rate plus 40 basis points

Par Call: At any time on or after April 28, 2027 (one month prior to maturity date)

Joint Book-Running Managers:

Barclays Capital Inc.

HSBC Securities (USA) Inc.

J.P. Morgan Securities LLC

Morgan Stanley & Co. LLC

Wells Fargo Securities, LLC
BNP Paribas Securities Corp.

Credit Suisse Securities (USA) LLC

Intesa Sanpaolo S.p.A.

Co-Managers:	BBVA Securities Inc. U.S. Bancorp Investments, Inc. Academy Securities, Inc. Loop Capital Markets LLC Mischler Financial Group, Inc. Siebert Williams Shank & Co., LLC

CUSIP/ISIN:	345397 C27 / US345397C270

It is expected that delivery of the Notes will be made against payment therefor on or about March 28, 2022, which will be the third business day following the date of pricing of the Notes (such settlement cycle being referred to herein as “T+3”). Under Rule 15c6-1 pursuant to the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the date of pricing will be required, by virtue of the fact that the Notes initially will settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade those Notes on the date of pricing should consult their own advisor.

The issuer has filed a registration statement, including a prospectus and a preliminary prospectus supplement, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the preliminary prospectus supplement (or, if available, the prospectus supplement) if you request it by calling Barclays Capital Inc. at 1-888-603-5847, HSBC Securities (USA) Inc. at 1-866-811-8049, J.P. Morgan Securities LLC at 1-212-834-4533, Morgan Stanley & Co. LLC at 1-866-718-1649, or Wells Fargo Securities, LLC at 1-800-645-3751.

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